KENNEDY & BARIS, L.L.P.
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(210) 228-9500		(202) 835-0313
FAX: (210) 228-0781		FAX: (202) 835-0319

January 29, 2010

VIA EDGAR

Mr. Hugh West

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington DC 20549

Re:                               Virginia Commerce Bancorp, Inc., File No. 000-28635

Form 10-K for Fiscal Year Ended December 31, 2008

Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Dear Mr. West

On behalf of Virginia Commerce Bancorp, Inc. (the “Company”), we hereby provide the Company’s response to the supplemental comments orally provided to William Beauchesne requesting clarification of the Company’s responses to Comments 2 and 3 to your letter dated November 3, 2009 in respect of the above documents. For convenience we have preceded each of the Company’s responses with the Commission staff’s comment.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements

Note 2 — Investment Securities, page 10

2.                                      Please provide us with the following information with respect to your impairment analysis on your pooled trust preferred securities:

•                  Identify all of the key assumptions used in the calculation of the present value of cash flows expected to be collected and explain how you determined the assumptions were appropriate and consistent with ASC 320-10-35 (paragraphs 33D and 33E) and related guidance. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

•                  Discount rate: tell us the discount rate used and how you determined it.

•                  Deferrals and defaults:

a.                                   tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security,

b.                                   tell us how you treat deferrals (e.g. — do you treat deferrals the same as defaults), and

c. tell us the recovery rate used and how you determined it.

•                  Tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at each period-end. Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period-end.

All the key assumptions used in the Company’s analysis of the present value of expected cash flows were derived from an independent third party with expertise in this area. The discount rate used for each security was equal to its credit spread at the time of purchase plus the current 3-month Libor spot rate. In determining the deferral and default rates to use, management considered the specific underlying collateral of each security and chose the next to worst case assumptions, out of eight possible scenarios, and applied it to all four of the trust preferred pools. Deferrals were treated the same as defaults with a 15% recovery rate assumed after two years. The Company is not aware of any further downgrades or deferrals and defaults since the balance sheet date.

Note 4— Allowance for Loan Losses. Page 12

3.                                      In your response to prior comment ten you indicated that appraisals and/or discounted cash flow values are sometimes adjusted based upon entrepreneurial profit estimates. Please provide us with more information regarding these adjustments and how you determined they were necessary to arrive at a fair value that was reflective of an orderly transaction between market participants under current market conditions. In this regard, more clearly explain the concept of entrepreneurial profit, how these profit estimates are considered in an external appraisal and how you determined that adjustments for such profits were necessary in your determination of fair value. Also provide us with quantitative information regarding the amount of appraisals to which you applied such adjustments and the impact of these adjustments on the resulting collateral values.

The Company appreciates the opportunity to clarify its prior response.  In hindsight, it would be clearer to say that the appraisal of the property or the discounted cash flows and the fair market value determined through such process inherently recognize the need for entrepreneurial profit, that is the rate of return that a developer or manager of the property or project would demand as its profit, but that on rare occasions, the Company, assuming the role of developer, establishes an appraised fair value on an as developed basis, which omits the developer’s return into the fair market value, as the Company will invest the additional funds to continue to develop the property to a further, more valuable state of development or completion, but will not anticipate a developer’s return on this activity.

The vast majority of the Company’s real estate owned is sold substantially in the state in which they were acquired, and the fair market value, and resulting reserves or charge-offs, are based upon the fair market value that presumes the acquirer will demand a return. On rare occasions, where the Company determines that the most favorable resolution of real estate collateral consisting of an undeveloped or partially developed project lies in the Company investing additional funds to bring the project to a further state of development or completion, the Company establishes its reserve based upon the appraised value of the project as developed.  In these cases the fair market value omits the return to the Company, as developer.

As such, the Company does not “adjust” the appraised or determined fair value, but makes its decisions based upon a fair value that supports its additional investment, but excludes an entrepreneurial/developer’s return.

At December 31, 2008 and March 31, 2009, the Company had one property in the process of foreclosure where the “as developed” value was deemed to justify further Company investment.  This project involved an aggregate appraisal adjustment for entrepreneurial profit of $2.4 million for a total “as developed” appraised value of $9.2 million. On March 25, 2008, when the Company foreclosed on the property, it was initially recorded at the “as is” appraised value of $5.7 million. As it was decided to further develop the property, the “as developed” appraised value was used to justify capitalization of the development costs. From the date of foreclosure through the third quarter of 2009 capitalized development costs totaled $749 thousand and the carrying (book) value of the property totaled $6.5 million. At September 30, 2009, in recognition of continued deterioration in market values, the “as developed” value of the project had declined to a point where continued investment by the Company was no longer justified and the Company reduced the carrying value of the property through an impairment charge of $2.7 million to $3.8 million. The Company is in the process of selling the property as is.

Please do not hesitate to contact the undersigned at 301.229.3400 (x18), by fax at 301.229.2443, or by email at nmgruber@kennedybaris.com, if you have any questions regarding this response, have any further comments, or require further information.

Sincerely,

/s/ Noel M. Gruber
Noel M. Gruber

cc:                                 Peter A. Converse

William Friar

Angela Connell

Jessica Livingston